SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.         )

DGSE COMPANIES, INC.

(Name of issuer)

Common Stock, $.01 par value per share

(Title of class of securities)

395304 10 8

(CUSIP number)

Carl D. Gum, III

General Counsel and Secretary

NTR Metals, LLC

10720 Composite Drive

Dallas, TX 75220

(469) 522-1111

(Name, address and telephone number of person authorized to receive notices and communications)

May 25, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

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1	Name of reporting person NTR Metals, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0*
	8	Shared voting power 4,000,000*
	9	Sole dispositive power 4,000,000*
	10	Shared dispositive power 0*
11	Aggregate amount beneficially owned by each reporting person 4,000,000*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 38.9%*
14	Type of reporting person (see instructions) CO

*	Pursuant to certain agreements between NTR Metals, LLC and Dr. L. S. Smith (“Dr. Smith”), the Reporting Person may be deemed to be a member of a group that is the beneficial owner of 5,847,938 common shares. However, the Reporting Person expressly disclaims beneficial ownership over 1,847,938 common shares beneficially owned by Dr. Smith. See Item 5 for additional information.

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Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, $.01 par value per share (the “Common Shares”), of DGSE Companies, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 11311 Reeder Road, Dallas, Texas 75229.

Item 2.	Identity and Background.

The Reporting Person is NTR Metals, LLC, a Texas limited liability company. The principal business of the Reporting Person is the provision of refining, recycling and minting services to the precious metals industry. The Reporting Persons also acts as a market maker in all precious metal bullion. The address of the principal place of business of the Reporting Person is 16720 Composite Drive, Dallas, Texas 75220.

The Reporting Person has executed an NTR Irrevocable Proxy To Vote Shares In DGSE Companies, Inc., dated May 25, 2010 (the “NTR Irrevocable Proxy”), in favor of Dr. L.S. Smith (“Dr. Smith”), as more fully described in Item 6 below, and the group formed by the Reporting Person and Dr. Smith beneficially owns in the aggregate 5,847,938 Common Shares, which represents 56.8% of the Common Shares. However, the Reporting Person disclaims any beneficial ownership in any securities that may be beneficially owned by Dr. Smith. In addition, Dr. Smith has executed an Agreement To Execute Smith Irrevocable Proxy in favor of the Reporting Person, as more fully described in Item 6 below.

The executive officers and controlling members of the Reporting Person as of June 1, 2010 are set forth on Schedule A attached hereto, containing the following information with respect to each such person: (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or organization in which such employment is conducted; and (d) citizenship.

During the past five years, neither the Reporting Person nor, to Reporting Person’s knowledge, any person named in Schedule A to this Schedule 13D has been (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Common Shares owned by the Reporting Person were acquired by the Reporting Person for $3,600,000 pursuant to (a) the Partial Assignment Agreement, dated as of May 25, 2010 (the “Partial Assignment Agreement”), by and between the Reporting Person and the Issuer and (b) the Closing Agreement, dated as of May 25, 2010 (the “Closing Agreement”), by and among the Reporting Person, the Issuer and Dr. Smith, each as more fully described in Item 6 below. The source of the funding for the purchase of the Common Shares by the Reporting Person was its working capital.

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Item 4.	Purpose of Transaction.

The Reporting Person acquired the Common Shares for the purpose of making a significant investment in the Issuer. In connection with this investment, the Reporting Person entered into (a) the NTR Irrevocable Proxy, as more fully described in Item 6 below, pursuant to which the Reporting Person granted an irrevocable proxy to Dr. Smith to vote all of its Common Shares until May 25, 2014 unless earlier terminated, and (b) the Lock-Up Agreement, as more fully described in Item 6 below, pursuant to which the Reporting Person agreed, subject to certain limited exceptions, not to sell or transfer the Common Shares until May 25, 2011. As a result, the Reporting Person will generally be unable to sell its Common Shares for a one-year period and will generally be unable to vote its Common Shares for a four-year period, each period commencing on the closing of the transactions contemplated by the Closing Agreement. These arrangements are consistent with the Reporting Person’s current purpose to hold all of its Common Shares as an investment.

In connection with the closing of the transactions contemplated by the Closing Agreement, the Reporting Person entered into an Option Contract, dated as of May 25, 2010 (the “Option Contract”), by and between the Reporting Person and Dr. Smith, as more fully described in Item 6 below. Pursuant to the Option Contract, the Reporting Person obtained an option from Dr. Smith to purchase 1,000,000 Common Shares owned by Dr. Smith exercisable until May 25, 2014 as provided therein. The initial exercise price of the option from Dr. Smith is considerably higher than the current market price of the Common Shares and the Reporting Person has no current plan or proposal to seek control of the Issuer. Also, Dr. Smith executed an Agreement To Execute Smith Irrevocable Proxy (the “Smith Irrevocable Proxy Agreement”), dated as of May 25, 2010 in favor of the Reporting Person, as more fully described in Item 6 below. Pursuant to the Smith Irrevocable Proxy Agreement, Dr. Smith (or his legal guardian, executor, representative or heirs, as appropriate) will execute an irrevocable proxy in favor of the Reporting Person to vote his Common Shares with respect to any matter regarding the Issuer on which Dr. Smith is entitled to vote upon (a) the Reporting Person’s exercise of the option specified above or (b) Dr. Smith’s death or the appointment of a legal guardian for Dr. Smith due to incapacity by reason of physical or mental condition. If and when executed, the term of this proxy will be for the remainder of the four (4) year period commencing on the Effective Date of the Closing Agreement. The Reporting Person intends continuously to review its investment in the Issuer, including its rights under the Option Contract, and may in the future change its present course of action.

The Reporting Person, from time to time, engages in commercial transactions with the Issuer in the regular course of business. Following the completion of the transactions described herein, the Reporting Person expects to continue to engage in such commercial transactions.

Except as noted above, the Reporting Person has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of securities of the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of

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the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated.

Item 5.	Interest in Securities of the Issuer.

(a) See rows 11 and 13 of the cover page for the Reporting Person above. Item 2 above and the description of the arrangements set forth in Item 6 are incorporated herein by reference.

(b) See rows 7 through 10 of the cover page for the Reporting Person above. Item 2 above and the description of the arrangements set forth in Item 6 are incorporated herein by reference.

(c) None.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Partial Assignment Agreement, the Reporting Person was assigned the Issuer’s right to purchase 3,000,000 Common Shares for $3,600,000 under the Purchase and Sale Agreement, dated as of January 27, 2010, by and between the Issuer and Ralph S. Janvey, in his capacity as the court-appointed Receiver for Stanford International Bank, Ltd., as amended on March 24, 2010.

The Closing Agreement sets forth certain representations and warranties, agreements and closing conditions relating to the Reporting Person’s purchase of the Common Shares pursuant to the Partial Assignment Agreement.

Pursuant to the NTR Irrevocable Proxy, the Reporting Person appointed Dr. Smith as its irrevocable proxy to vote its Common Shares with respect to any matter regarding the Issuer on which the Reporting Person may be entitled to vote. The proxy expires on May 25, 2014 unless earlier terminated as a result of (a) the Reporting Person’s exercise of its option to purchase Common Shares set forth in the Option Contract or (b) Dr. Smith’s death or the appointment of a legal guardian for Dr. Smith due to incapacity by reason of physical or mental condition.

The Lock-Up Agreement was entered into as of May 25, 2010 between the Issuer and the Reporting Person. Under the Lock-Up Agreement, the Reporting Person agreed,

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subject to certain limited exceptions, not to sell or transfer its Common Shares until May 25, 2011.

Pursuant to the Option Contract, Dr. Smith granted the Reporting Person an option to purchase 1,000,000 Common Shares owned by Dr. Smith. During the first two years after the execution of the Option Contract, the exercise price will be $6.00 per share and the release of Dr. Smith’s guaranty of the Issuer’s $1,500,000 line of credit with Texas Capital Bank, N.A. During the third and fourth years after the execution of the Option Contract, the exercise price will be $10.00 per share and the release of Dr. Smith’s guaranty of the Issuer’s $1,500,000 line of credit with Texas Capital Bank, N.A. The option expires on the fourth anniversary of the execution of the Option Contract if the option is not exercised by such date.

Pursuant to the Smith Irrevocable Proxy Agreement, Dr. Smith (or his legal guardian, executor, representative or heirs, as appropriate) agrees to appoint the Reporting Person as Dr. Smith’s irrevocable proxy to vote his Common Shares with respect to any matter regarding the Issuer on which Dr. Smith may be entitled to vote upon (a) the Reporting Person’s exercise of the option specified above or (b) Dr. Smith’s death or the appointment of a legal guardian for Dr. Smith due to incapacity by reason of physical or mental condition. If and when executed, the term of this proxy will be for the remainder of the four (4) year period commencing on the Effective Date of the Closing Agreement.

The Partial Assignment Agreement, the Closing Agreement, the NTR Irrevocable Proxy, the Lock-Up Agreement, the Option Contract and the Smith Irrevocable Proxy Agreement are incorporated herein by reference and are exhibits to this Statement. Any descriptions in this Statement of the Partial Assignment Agreement, the Closing Agreement, the NTR Irrevocable Proxy, the Lock-Up Agreement, the Option Contract and the Smith Irrevocable Proxy Agreement are qualified in their entirety by reference to the actual text of such documents.

Item 7.	Material to Be Filed as Exhibits.

99.1	Partial Assignment Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC and DGSE Companies, Inc.

99.2	Closing Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC, Dr. L.S. Smith and DGSE Companies, Inc.

99.3	NTR Irrevocable Proxy To Vote Shares In DGSE Companies, Inc., dated as of May 25, 2010, executed by NTR Metals, LLC in favor of Dr. L.S. Smith

99.4	Lock-Up Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC and DGSE Companies, Inc.

99.5	Option Contract, dated as of May 25, 2010, by and between NTR Metals, LLC and Dr. L S. Smith

99.6	Agreement to Execute Smith Irrevocable Proxy, dated as of May 25, 2010, executed by Dr. L.S. Smith in favor of NTR Metals, LLC

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2010

NTR METALS, LLC

By:	/s/ Carl D. Gum, III
Name:	Carl D. Gum, III
Title:	General Counsel and Secretary

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 8 of 9 Pages

Schedule A

Executive Officers and Controlling Members of NTR Metals, LLC

Executive Officers of NTR Metals, LLC as of June 1, 2010

Name, Employer and Address	Title, Present Principal Occupation or Employment	County of Citizenship
John R. Loftus NTR Metals, LLC 10720 Composite Drive Dallas, TX 75220	President	United States

Carl D. Gum, III NTR Metals, LLC 10720 Composite Drive Dallas, TX 75220	General Counsel and Secretary	United States

Pithou Nuth NTR Metals, LLC 10720 Composite Drive Dallas, TX 75220	Treasurer	United States

Controlling Members of NTR Metals, LLC as of June 1, 2010

Name, Employer and Address	Title, Present Principal Occupation or Employment	County of Citizenship
John R. Loftus NTR Metals, LLC 10720 Composite Drive Dallas, TX 75220	President	United States

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 9 of 9 Pages

EXHIBIT INDEX

Exhibit No.	Exhibit Description

99.1	Partial Assignment Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC and DGSE Companies, Inc.

99.2	Closing Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC, Dr. L.S. Smith and DGSE Companies, Inc.

99.3	NTR Irrevocable Proxy To Vote Shares In DGSE Companies, Inc., dated as of May 25, 2010, executed by NTR Metals, LLC in favor of Dr. L.S. Smith

99.4	Lock-Up Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC and DGSE Companies, Inc.

99.5	Option Contract, dated as of May 25, 2010, by and between NTR Metals, LLC and Dr. L S. Smith

99.6	Agreement to Execute Smith Irrevocable Proxy, dated as of May 25, 2010, executed by Dr. L.S. Smith in favor of NTR Metals, LLC